TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-04

State Supreme Court rules in favor of PolyMet Permit to Mine and dam safety permits

Justices reject lower court decision ordering open-ended contested case hearing

St. Paul, Minn., April 28, 2021 - The Minnesota Supreme Court today resolved a key legal challenge to the PolyMet Permit to Mine and dam safety permits, overturning a lower court decision that had ordered an open-ended contested case hearing and instead limiting the contested case hearing to one specific, narrow issue, according to Poly Met Mining, Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together "PolyMet" or the "company") TSX: POM; NYSE American: PLM.

The court's unanimous decision affirmed the Minnesota Department of Natural Resources' discretion to deny contested case hearings and, importantly, affirmed its decision to deny contested case hearings on every issue raised by project opponents, save one: the effectiveness of bentonite clay capping for eventual closure of the tailings basin. The court also reversed the court of appeals' decision to require contested case hearings on PolyMet's dam safety permits. DNR has spent years studying the bentonite cap issue that will be considered in a contested case, and PolyMet looks forward to presenting that evidence in a hearing. When DNR completes the contested case process, it can re-issue the Permit to Mine.

"This is a big win for PolyMet, our supporters, and for industry in Minnesota," said Jon Cherry, chairman, president and CEO. The decision  comes on the heels of the Supreme Court's ruling in favor of the company's air permit in February.

"We continue to review the decision and will have more to say about our path forward in due course," Cherry said. "In the meantime, we celebrate another key legal victory along with all who value integrity in the state's environmental review and permitting process and who want responsibly mined metals for infrastructure improvements, electric vehicles and renewable energy. These metals that are found in abundance in Minnesota remain in the ground at a time when the supply continues to diminish and demand increases."

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.